SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                     ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
                                (Name of Issuer)

                     ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Marshall Dornfeld
                     Advantage Advisers Augusta Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                 August 3, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:  $100,000,000 (a)       Amount of Filing Fee: $12,670 (b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $126.70 per $1,000,000 of Transaction Valuation.

[_]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  _______________________
     Form or Registration No.:  _____________________
     Filing Party:  _________________________________
     Date Filed:  ___________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.       SUMMARY TERM SHEET.

              As stated in the offering documents of Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Monday, August 30, 2004, unless the Offer is extended.

              The net asset value of the Interests will be calculated for this purpose on August 31, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

              Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated as of May 9, 2003 (the "LLC Agreement")) no later than September 10, 2004, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of August 31, 2004, less any incentive allocation payable to Augusta Management, L.L.C., the investment adviser of the Fund (the "Adviser") on August 31, 2004, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

              A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than September 10, 2004, subject to any extension of the Offer. The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

              Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Monday, August 30, 2004, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Tuesday, September 28, 2004, 40 business days from commencement of the Offer, assuming their Interest has not yet been accepted for purchase by the Fund.

              If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc., at P.O. Box 219, Claymont, DE 19703, attention Robert Diaczuk, or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302)-793-8132, so that it is received before 12:00 midnight, Eastern Time, on Monday, August 30, 2004. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD

MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, AUGUST 30, 2004).

              Of course, the value of the Interests will change between June 30, 2004 (the last time prior to the date of this filing as of which net asset value has been calculated), and August 31, 2004, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting PFPC Inc. at
(888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

              Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Monday, August 30, 2004, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through August 31, 2004, when the net asset value of the Member's Interest is calculated.

ITEM 2.       ISSUER INFORMATION.

              (a) The name of the issuer is Advantage Advisers Augusta Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

              (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on June 30, 2004, there was approximately $99,256,001 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

              (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

              (a) The name of the filing person is Advantage Advisers Augusta Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The investment adviser of the Fund is Augusta Management, L.L.C. The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Lawrence Becker, Sol Gittleman, Luis F. Rubio, Janet L. Schinderman and Marshall Dornfeld. Their address is c/o Oppenheimer Asset Management Inc., 200 Park Avenue, 24th Floor, New York, New York 10166 and their telephone number is (212) 667-4225.

ITEM 4.       TERMS OF THIS TENDER OFFER.

              (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Monday, August 30, 2004 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                            (ii)   The purchase  price of Interests  tendered to
the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                            For a  Member  that  tenders  its  entire  Interest,
payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2004, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

                            The Note will be payable in cash within ten calendar
days after completion of the audit of the financial statements of the Fund for calendar year 2004. It is anticipated that the audit of the Fund's financial statements for calendar year 2004 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                            A Member that tenders for purchase only a portion of
its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

                            A copy of:  (a) the  Cover  Letter  to the  Offer to
Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                            (iii)  The scheduled expiration date of the Offer is
12:00 midnight, Eastern Time, Monday, August 30, 2004.

                            (iv)   Not applicable.

                            (v)    The Fund reserves the right,  at any time and
from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on August 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                            (vi)   A tender of an Interest  may be  withdrawn at
any time before 12:00 midnight, Eastern Time, Monday, August 30, 2004 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Tuesday, September 28, 2004, 40 business days from the commencement of the Offer.

                            (vii)  Members wishing to tender Interests  pursuant
to the Offer should mail a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Robert Diaczuk, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at one of the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                            Any Member  tendering  an  Interest  pursuant to the
Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                            (viii) For  purposes of the Offer,  the Fund will be
deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                            (ix)   Pursuant  to the Offer,  the Fund is offering
to purchase all of the outstanding Interests.

                            (x)    The  purchase  of  Interests  pursuant to the
Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on September 1, 2004 and thereafter from time to time.

                            (xi)   Not applicable.

                            (xii)  The following discussion is a general summary
of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                            In  general,  a Member  from  which an  Interest  is
purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

              (a)    (2)    Not applicable.

              (b) The Adviser has determined to tender its entire interest in the Fund (aggregating $955,567) in the Offer. The Adviser also may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum, which it also intends to withdraw.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

              The Fund's Confidential Memorandum dated July 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the sole discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members once each year, effective at the end of the year, except that this Offer is being made in addition to the Offer contemplated for the end of the year, to provide Members with an opportunity to tender their interests prior to the replacement of the Adviser, as described further in Item 8 of the Offer to Purchase.

              The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

              (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of

September 1, 2004 and on the first day of each month thereafter, but is under no obligation to do so.

              (c) The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the investment adviser of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser, except that the Board of Managers has indicated that it wishes to terminate the Adviser as investment adviser, effective August 31, 2004, after which time, pursuant to an interim investment advisory agreement, effective September 1 through January 29, 2005, the Fund will be managed by Advantage Advisers Management, L.L.C.; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006
(c) are not applicable to the Fund.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below. The Fund will segregate cash or U.S.
government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

              (b) The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

              (d)    See ITEM 7(b) above.

ITEM 8.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) Based on June 30, 2004 estimated values, the Adviser owns approximately $955,567 (less than 1% of the Interests). The Adviser has determined to tender its entire interest in the Fund (aggregating $955,567) in the Offer. The Adviser also may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum, which it also intends to withdraw.

              (b) Other than the acceptance of subscriptions for Interests as of June 1, 2004, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.       PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

              No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.      FINANCIAL STATEMENTS.

              (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

       Audited financial statements for the period from January 1, 2002 through December 31, 2002 previously filed on EDGAR on Form N-30D on March 13, 2003; and

       Audited financial statements for the period from January 1, 2003 through December 31, 2003 previously filed on EDGAR on Form N-CSR on March 8, 2004

                     (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

                     (3)    Not applicable.

                     (4) The Fund does not have shares, and consequently does not have book value per share information.

              (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.      ADDITIONAL INFORMATION.

              (a)    (1)    None.

                     (2)    None.

                     (3)    Not applicable.

                     (4)    Not applicable.

                     (5)    None.

              (b)    None.

ITEM 12.      EXHIBITS.

              Reference  is  hereby  made  to  the  following   exhibits   which
collectively constitute the Offer and are incorporated herein by reference:

              A.     Cover  Letter  to the  Offer  to  Purchase  and  Letter  of
                     Transmittal.

              B.     Offer to Purchase.

              C.     Form of Letter of Transmittal.

              D.     Form of Notice of Withdrawal of Tender.

              E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.

                                            By:   Board of Managers

                                                  By: /s/ Marshall Dornfeld
                                                      --------------------------
                                                      Name:  Marshall Dornfeld
                                                      Title: Manager
August 3, 2004

                                  EXHIBIT INDEX

EXHIBIT

A.     Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.     Offer to Purchase.

C.     Form of Letter of Transmittal.

D.     Form of Notice of Withdrawal of Tender.

E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                    EXHIBIT A

         COVER LETTER TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

                                [Fund Letterhead]

      IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
           THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

August 3, 2004

Dear Advantage Advisers Augusta Fund, L.L.C. Member:

              We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Augusta Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

              YOUR ATTENTION IS DIRECTED TO THE IMPORTANT INFORMATION REGARDING A PENDING CHANGE IN THE MANAGEMENT OF THE FUND, AS SET FORTH IN THE SUMMARY TERM SHEET AND ITEM 8 OF THE OFFER TO PURCHASE.

              The tender offer period will begin on August 3, 2004 and end at 12:00 midnight, Eastern Time, on Monday, August 30, 2004. The purpose of the tender offer is to provide liquidity to members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

              Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than August 30, 2004. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender your entire investment. If you do not wish to tender your Interests, simply disregard this notice. NO
ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

              All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 12:00 midnight, Eastern Time, Monday, August 30, 2004.

              If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Robert Diaczuk at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Augusta Fund, L.L.C.

                                    EXHIBIT B

                                OFFER TO PURCHASE

                     ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166

               OFFER TO PURCHASE UP TO $100,000,000 OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                              DATED AUGUST 3, 2004

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             12:00 MIDNIGHT, EASTERN TIME, MONDAY, AUGUST 30, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Augusta Fund, L.L.C.:

              Advantage Advisers Augusta Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") all of the outstanding Interests or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of August 31, 2004, if the Offer expires on August 30, 2004. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of May 9, 2003.

              Members should realize that the value of the Interests tendered in this Offer will likely change between June 30, 2004 (the last time net asset value of Members' capital accounts was calculated) and August 31, 2004, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund through August 31, 2004, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

              Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                    IMPORTANT

              The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

              Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

              This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange
Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

              Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

                                        PFPC Inc.
                                        P.O. Box 219
                                        Claymont, DE 19703
                                        Attention:  Robert Diaczuk

                                        Phone:   (888) 697-9661
                                                 (866) 306-0232

                                        Fax:     (302) 791-3105
                                                 (302) 793-8132

TABLE OF CONTENTS
-----------------


1.   Background and Purpose of the Offer.......................................6
2.   Offer to Purchase and Price...............................................7
3.   Amount of Tender..........................................................8
4.   Procedure for Tenders.....................................................8
5.   Withdrawal Rights.........................................................9
6.   Purchases and Payment.....................................................9
7.   Certain Conditions of the Offer..........................................10
8.   Certain Information About the Fund.......................................11
9.   Certain Federal Income Tax Consequences..................................13
10.  Miscellaneous............................................................14
11.  Financial Information....................................................14

                               SUMMARY TERM SHEET
                               ------------------

o As stated in the offering documents of Advantage Advisers Augusta Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests from members of the Fund (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Monday, August 30, 2004, unless the Offer is extended.

o The net asset value of the Interests will be calculated for this purpose on August 31, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated May 9, 2003 (the "LLC Agreement")) no later than September 10, 2004, at least 95% of the unaudited net asset value of your Interest tendered and accepted by the Fund as of August 31, 2004, less any incentive allocation payable to Augusta Management, L.L.C., the investment adviser of the Fund (the "Adviser") on August 31, 2004, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account through which the member invested in the Fund.

o If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than September 10, 2004, subject to any extension of the Offer. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings, if the Offer is extended (which we have not at this time determined to do).

o Following this summary is a formal notice of the Offer. The Offer remains open to you until 12:00 midnight, Eastern Time, on Monday, August 30, 2004, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Tuesday, September 28, 2004, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase.

o If you would like the Fund to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC Inc. at P.O. Box 219, Claymont, DE 19703, attention Robert Diaczuk, or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Monday, August 30, 2004. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, AUGUST 30, 2004).

o The value of your Interests will change between June 30, 2004 (the last time prior to the date of this filing as of which net asset value has been calculated), and August 31, 2004, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interest, which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that, although the Offer expires at 12:00 midnight, Eastern Time, Monday, August 30, 2004, you will remain a member of the Fund with respect to the Interest tendered and accepted for purchase by the Fund through August 31, 2004, when the net asset value of your Interest is calculated.

o IMPORTANT EVENT: In light of the determination of Ardsley Advisory Partners ("Ardsley") to withdraw as non-managing member of the Adviser, the Board of Managers has decided to terminate the Fund's investment advisory agreement with the Adviser, effective August 31, 2004. Personnel of Ardsley have managed the Fund's investment portfolio since the Fund's inception in 1996. Oppenheimer Asset Management Inc. ("OAM"), the parent of the Adviser, conducted a search for a replacement for Ardsley, and identified Eden Capital Management Partners, L.P. ("ECM") as a suitable and qualified advisory organization to supply personnel to manage the Fund's portfolio. It is contemplated that ECM will become a non-managing member of Advantage Advisers Management, L.L.C. ("Advantage Advisers"), which, like the Adviser, is a subsidiary of OAM, and that Advantage Advisers will replace the Adviser as investment adviser of the Fund, subject to obtaining all required approvals.

    At a meeting held on August 3, 2004, the Board of Managers of the Fund, including all of the Managers who are not "interested persons" within the meaning of the Investment Company Act of 1940, as amended (the "Independent Managers"), approved a new investment advisory agreement pursuant to which Advantage Advisers will become the Fund's investment adviser and assume responsibility for managing the Fund's investments. These services will be provided on behalf of Advantage Advisers by personnel of ECM under the supervision of OAM. This new agreement will be subject to approval by the Members. Prior to obtaining such approval, it is expected that, effective September 1, 2004, Advantage Advisers will serve as investment adviser of the Fund under the terms of an interim investment advisory agreement which will have been approved by the Board of Managers, including all of the Independent Managers. In the event that these new arrangements cannot be implemented on a timely basis (an event which is not currently expected) or if Members fail to approve the new investment advisory agreement with Advantage Advisers, the Board of Managers will consider alternatives, including dissolving the Fund. The compensation payable to Advantage Advisers will be the same as that currently payable to the Adviser.

              1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated July 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers") have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members once each year, effective at the end of the year. However, the Adviser has recommended, and the Board of Managers has approved, that the Fund make this Offer commencing as of August 3, 2004, in addition to the Offer contemplated for the end of the year, to provide Members with an opportunity to tender their interests prior to the replacement of the non-managing member of the Adviser, as described more fully in Item 8 hereto. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1997, December 31, 1998, December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002, June 30,
2003 and December 31, 2003.

              The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on January 1, 2005 and thereafter from time to time.

              Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of September 1, 2004 and on the first day of each month thereafter, but is under no obligation to do so.

              2. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Fund will purchase up to all of the outstanding Interests that are tendered by Members, and not withdrawn (in accordance with Section 5 below) prior to, 12:00 midnight, Eastern Time, on Monday, August 30, 2004 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on June 30, 2004, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

           If you invested $150,000 on       Your Unaudited Net Asset Value
           the following closing date:       as of June 30, 2004 would be:
           ---------------------------       ------------------------------
                   January 1, 2002                      $170,830
                      July 1, 2002                      $217,262
                   January 1, 2003                      $216,162
                     April 1, 2003                      $212,250
                      July 1, 2003                      $170,889
                    August 1, 2003                      $170,010
                 September 1, 2003                      $167,957
                   October 1, 2003                      $168,377
                  November 1, 2003                      $160,530
                  December 1, 2003                      $157,116
                   January 1, 2004                      $151,817
                  February 1, 2004                      $144,138
                     March 1, 2004                      $142,752
                     April 1, 2004                      $146,862
                      June 1, 2004                      $154,811


              As of the close of business on June 30, 2004, there was approximately $99,256,001 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). MEMBERS MAY OBTAIN WEEKLY ESTIMATED NET ASSET VALUE INFORMATION UNTIL THE EXPIRATION DATE OF THE OFFER, AND DAILY NET ASSET VALUE INFORMATION FOR THE LAST FIVE

BUSINESS DAYS OF THE OFFER, BY CONTACTING PFPC INC. ("PFPC") AT THE TELEPHONE NUMBERS OR ADDRESS SET FORTH ON PAGE 2, MONDAY THROUGH FRIDAY, EXCEPT HOLIDAYS, DURING NORMAL BUSINESS HOURS OF 9:00 A.M. TO 5:00 P.M. (EASTERN TIME).

              3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered. The Fund is offering to purchase all of the outstanding Interests.

              4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Robert Diaczuk, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

              The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or one of the telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

              The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

              5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, at any time after Tuesday, September 28, 2004, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or one of the fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page
2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

              6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase the Member's Interest.

              A Member that tenders its entire Interest will receive payment of the purchase price consisting of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and
(2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2004, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the Valuation Date and will not be transferable.

              The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2004. It is anticipated that the audit of the Fund's financial statements for calendar year 2004 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

              A Member that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within ten calendar days after the Valuation Date.

              Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account through which the Member invested in the Fund. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

              The Note will be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund and will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

              The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above. The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

              7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on August 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

              The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

              8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

              The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser, except that the Board of Managers has indicated that it wishes to terminate the Adviser as investment adviser, effective August 31, 2004, after which time, pursuant to an interim investment advisory agreement, effective September 1 through January 28, 2005, the Fund will be managed by an interim investment adviser, Advantage Advisers Management, L.L.C.; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

              As previously noted, the Board of Managers has determined to terminate the Fund's investment advisory agreement with the Adviser, effective August 31, 2004. At such time, the Adviser will no longer manage the Fund. The Board of Managers also has approved arrangements, as previously noted, under which Advantage Advisers (an affiliate of the Adviser) would become the Fund's investment adviser and personnel of ECM (which will be a non-managing member of Advantage Advisers) would manage the Fund's investment portfolio under the supervision of OAM. The interim arrangements with Advantage Advisers will remain in effect for a period of not more than 150 days or until approved by a majority of Members, and will terminate at the end of such 150-day period if a new investment advisory agreement with Advantage Advisers has not been approved by Members.

              Advantage Advisers was organized as a Delaware limited liability company in October 1997 and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Advantage Advisers is an affiliate of the Adviser and, together with its affiliates, currently serve as investment advisers or general partners of other registered and private investment companies that are affiliates of the Fund.

              ECM, organized as a Texas limited partnership in 1996, provides investment advisory services to institutions and individuals, and, as of June 30, 2004, had approximately $141 million of assets under management. ECM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

              Subject to approval by a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, by vote cast in person at a meeting called for the purpose of voting on such approval, the Fund's portfolio will continue to be managed past the interim 150-day period by a team of investment professionals employed by ECM, including Adam J. Newar, ECM's founder.

              ECM is an investment manager that employs an opportunistic long/short equity strategy and pursues a disciplined original research process which develops earnings models through which it seeks to identify both under-and overvalued investment ideas, and target select companies facing strong fundamental change. ECM is valuation-sensitive and generally focuses on a long-term investment horizon. ECM's portfolio may, but is not required to, have a long bias. ECM may take thematic positions in industries or companies it believes have the potential for long-term appreciation.

              In contrast to the investment approach of Ardsley, the Adviser's non-managing member whose personnel currently provide portfolio management services to the Fund, ECM tends to focus its investments in smaller-capitalization issues, with some investments in mid-cap companies, but ECM may invest the Fund's assets in equity securities without regard to any specific market capitalization requirements. Currently, Ardsley focuses on both larger and smaller capitalization companies and is not confined to specific capitalization or industry segments. In addition, unlike Ardsley's investment approach, which may emphasize active portfolio management with a sensitivity to short-term market trends, ECM does not expect its trading of positions for the Fund to be as frequent as has previously been the case, although from time to time it may also have periods of active portfolio management. Under Ardsley's investment approach, it may focus on a relatively small number of general industry sectors, including biotechnology, financial services, health care, technology and telecommunications. In contrast, ECM does not have any predetermined criteria with respect to its selection of investment themes or industry concentration.

              ECM also may use a broader short-selling strategy than Ardsley, and in addition to selling short the stocks of companies that it believes have deteriorating fundamentals or valuations, ECM may short the stocks of companies that it believes are deteriorating, that it believes are expected to have earnings shortfalls, or that it believes have excessive valuations relative to certain financial metrics. There can be no assurance that ECM will engage in short sales. ECM's value-driven and analytical investment approach may lead it to focus on a select number of investment opportunities and, consequently, ECM may, at times, determine to invest in a more limited number of investment holdings than are currently held in the Fund's portfolio pursuant to Ardsley's existing investment approach.

              If for any reason the proposed investment advisory agreement with Advantage Advisers is not approved by Members prior to the completion of the interim 150 day period, the Board of Managers will take such further action as they may deem to be in the best interests of the Fund and its Members, including, without limitation, the liquidation of the Fund.

              Other than the acceptance of subscriptions for Interests as of June 1, 2004 there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. Based on June 30, 2004 estimated values, the Adviser owns approximately $955,567; less than 1% of the Interests. The Adviser has determined to tender its entire interest in the Fund (aggregating $955,567) in the Offer. The Adviser also may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum, which it also intends to withdraw.

              Concurrently with beginning its role as the Fund's investment adviser, as of September 1, 2004, Advantage Advisers intends to purchase Interests in the Fund.

              9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

              In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

              10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

              The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.


              11. FINANCIAL INFORMATION. Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

              Audited financial statements for the period from January 1, 2002 through December 31, 2002 previously filed on EDGAR on Form N-30D on March 13, 2003; and

              Audited financial statements for the period from January 1, 2003 through December 31, 2003 previously filed on EDGAR on Form N-CSR on March 8, 2004.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

                     ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                              Dated August 3, 2004



--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
            ON MONDAY, AUGUST 30, 2004, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                                    PFPC Inc.
                                  P.O. Box 219
                            Claymont, Delaware 19703
                              Attn: Robert Diaczuk


                           For additional information:

                              Phone: (888) 697-9661
                                     (866) 306-0232

                               Fax: (302) 791-3105
                                    (302) 793-8132

Advantage Advisers Augusta Fund, L.L.C.


Ladies and Gentlemen:

              The undersigned hereby tenders to Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated August 3, 2004 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The tender and this letter of transmittal are subject to all the terms and conditions set forth in the Offer to purchase, including, but not limited to, the absolute right of the fund to reject any and all tenders determined by the fund, in its sole discretion, not to be in the appropriate form.

              The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

              The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

              Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account through which the member invested in the Fund, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

              A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account through which the member invested in the Fund, and upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of August 31, 2004, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2005, which is anticipated to be completed not later than 60 days after December 31, 2004, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

              All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Advantage Advisers Augusta Fund, L.L.C.


PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC INC., ATTN:  ROBERT DIACZUK; P.O. BOX 219, CLAYMONT, DE 19703
FAX: (302) 791-3105 OR (302) 793-8132
FOR ADDITIONAL INFORMATION: PHONE: (888) 697-9661 OR (866) 306-0232

PART 1.   MEMBER INFORMATION:


            Name of Member:
                               -------------------------------------------------
            Social Security No.
            or Taxpayer
            Identification No.:
                               -------------------------------------------------

            Telephone Number:  (            )
                               -------------------------------------------------

PART 2.   AMOUNT OF INTEREST IN THE FUND BEING TENDERED:

          [_]  Entire limited liability company interest.

          [_] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

                                         $____________

          [_] Portion of limited liability company interest in excess of the Required Minimum Balance.

               *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

          CASH PAYMENT

          Cash payments will be wire transferred directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such undersigned's brokerage account, and upon a withdrawal of this cash payment from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

          PROMISSORY NOTE

          The promissory note reflecting the contingent payment portion of the purchase price, if any, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account, and upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

Advantage Advisers Augusta Fund, L.L.C.


PART 4.     SIGNATURE(S).

---------------------------------------- ---------------------------------------

FOR INDIVIDUAL INVESTORS                 FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------     ------------------------------------
Signature                                Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------     ------------------------------------
Print Name of Investor                   Signature
                                         (SIGNATURE OF OWNER(S) EXACTLY AS
                                         APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------     ------------------------------------
Joint Tenant Signature if necessary      Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------     ------------------------------------
Print Name of Joint Tenant               Co-signatory if necessary
                                         (SIGNATURE OF OWNER(S) EXACTLY AS
                                         APPEARED ON SUBSCRIPTION AGREEMENT)


                                         ------------------------------------
                                         Print Name and Title of Co-signatory

---------------------------------------- ---------------------------------------

Date:
     ------------------------------

                                    EXHIBIT D

                     FORM OF NOTICE OF WITHDRAWAL OF TENDER

        (To be provided only to members that call and request the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                     ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                              Dated August 3, 2004


--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
            ON MONDAY, AUGUST 30, 2004, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------


        COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN BY MAIL OR FAX TO:

                                    PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703
                              Attn: Robert Diaczuk

                               Fax: (302) 791-3105
                                    (302) 793-8132

                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232

Advantage Advisers Augusta Fund, L.L.C.


Ladies and Gentlemen:


       The undersigned wishes to withdraw the tender of its limited liability company interest in Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:

       [_]    Entire limited liability company interest.

       [_] Portion of limited liability company interest expressed as a specific dollar value.

                                      $______________

       [_] Portion of limited liability company interest in excess of the Required Minimum Balance.

       The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                 FOR OTHER INVESTORS:
AND JOINT TENANTS:

------------------------------------     ------------------------------------

Signature                                Print Name of Investor

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------     ------------------------------------

Print Name of Investor                   Signature

                                         (SIGNATURE OF OWNER(S) EXACTLY AS
                                         APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------     ------------------------------------

Joint Tenant Signature if necessary      Print Name of Signatory and Title

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------     ------------------------------------

Print Name of Joint Tenant               Co-signatory if necessary

                                         (SIGNATURE OF OWNER(S) EXACTLY AS
                                         APPEARED ON SUBSCRIPTION AGREEMENT)

                                         ------------------------------------

                                         Print Name and Title of Co-signatory
--------------------------------------------------------------------------------

Date:
     ---------------------------

                                    EXHIBIT E

                         FORMS OF LETTERS FROM THE FUND
   TO MEMBERS IN CONNECTION WITH THE FUND'S ACCEPTANCE OF TENDERS OF INTERESTS


THIS LETTER IS BEING SENT TO YOU IF YOU  TENDERED  YOUR  ENTIRE  INTEREST IN THE
FUND.


                                              September 10, 2004

Dear Member:

              Advantage Advisers Augusta Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

              Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of August 31, 2004, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

              The balance of the purchase price will be paid to you after the completion of the Fund's 2004 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2005.

              Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.


                                        Sincerely,

                                        Advantage Advisers Augusta Fund, L.L.C.


Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.



                                              September 10, 2004

Dear Member:

              Advantage Advisers Augusta Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

              Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your brokerage account through which you invested in the Fund. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

              Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.


                                        Sincerely,

                                        Advantage Advisers Augusta Fund, L.L.C.


Enclosure







                                      E-2